SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEBRUARY TRAFFIC GROWS  9% TO 10.5m GUESTS

Ryanair Holdings plc today (3 Mar) released February traffic statistics as follows:

	2019	2020 (LF)	Growth
Ryanair Group	9.6m	10.5m (96%)	+9%
Ryanair	9.3m	10.0m (96%)	+8%
Lauda	0.3m	0.5m (94%)	+67%

Rolling Annual	142.2m	153.8m (96%)	+8%

●
Ryanair operated over 58,000 scheduled flights in February.

ENDS

For further information
please contact:	Alejandra Ruiz	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451799	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

Since Ryanair has cancelled up to 25% of its Italian short haul program (mainly to/from and within Italy) for the 3-week period from 17th Mar to 8th Apr, traffic and load factor in the months of Mar & Apr is likely to be lower than normal due to the fall in bookings during that period in response to the Covid-19 virus outbreak in a number of European countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 March, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary